Form ATS-N
Liquidnet H2O ATS

Exhibits 4 and 5

Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.